SOL STRATEGIES ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders Elect Proposed Directors; Michael Hubbard Appointed CEO;
Stephen Ehrlich Joins as Chief Strategy Officer

TORONTO, March 31, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, is pleased to announce the voting results from its annual general meeting, which was held today.

The seven nominees listed in the Management Information Circular of the Company dated March 2, 2026, being Luis Berruga, Laszlo Borsai, Jose Manuel Calderon, Rubsun Ho, Michael Hubbard, Dennis Logan and Jon Matonis, were elected as directors of the Company to hold office for the ensuing year.

In addition, Davidson & Company LLP was appointed as auditor of the Company for the financial year ending September 30, 2026 and the directors of the Company were authorized to fix the remuneration to be paid to the auditor during such financial year.

Following the meeting, the newly elected Board of Directors also confirmed two leadership appointments. Michael Hubbard has been appointed Chief Executive Officer, having served as Interim CEO since October 1, 2025. Steve Ehrlich has joined as Chief Strategy Officer, after having served as Head of Capital Markets for the past 14 months.

Luis Berruga, Chairman of SOL Strategies, said: "We're pleased to welcome Les and Dennis to the Board, they bring perspectives that are going to serve the company well. And, with Michael confirmed as CEO, and Steve joining as Chief Strategy Officer, we've got the leadership in place to keep building. It's a good day for SOL Strategies."

The Company thanks its shareholders for their continued support.

Details of the voting results will be filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the filing of the voting results from the Company's annual general meeting. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.